Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended December 31, 2023

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s annual consolidated financial statements for the period ended December 31, 2023, in connection with the medium-term note program established by the Company under its prospectus supplement dated March 24, 2023 to a short form base shelf prospectus dated March 24, 2023.

For the 12 months ended December 31, 2023, the borrowing cost of the Company’s outstanding subordinated debt, senior debentures, senior financing and certain other borrowings, after adjustment for new debt issuances, repayment and redemptions, was $405,000,000 and the Company’s shareholders’ net income before borrowing cost and income tax for such period was $4,115,000,000, which is 10.2 times the Company’s pro-forma borrowing cost for the same period.